02037737

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of ~~March~~ May, 2002

PROCESSED
JUN 0 7 2002
THOMSON FINANCIAL

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome, Toshima-ku, Tokyo 171-0014 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TOKYO: 17446.13

Information furnished on this form:

Table of Contents

1. English translation of the press release dated May 9, 2002:
   Crayfish announces interim results for the 2nd quarter ended March 31, 2002 of the fiscal year ended September 30, 2002 (FY02).

Crayfish

CONTACT IN JAPAN
Crayfish Co., Ltd.
Amane Horiuchi
Chief Executive Officer
ir@crayfish.co.jp
+81-3-5957-0644

Crayfish Announces Interim Results For the 2nd Quarter Ended March 31, 2002 of the Fiscal Year Ended September 30, 2002 (FY02)

Tokyo/NewYork, May 9, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) (hereinafter the "Company"), a provider of e-mail hosting services (service-mark "DESKWING") and other Internet-related services for small and medium-sized enterprises ("SMEs"), today announced the results of its operations for the 2nd quarter ended March 31, 2002. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for interim financial information.

2Q/FY02 Financial Highlights

For the three months ended March 31, 2002 and 2001

		(JPY) 2Q/FY02	(JPY) 2Q/FY01	(US$) 2Q/FY02
Total revenues		**735**	1,684	**5,541**
Income (loss) from operations		**235**	(91)	**1,773**
Net income (loss)		**280**	(580)	**2,111**
Net income (loss) per share	**- basic**	**27,322.67**	(57,003.93)	**205.90**
	- diluted	**27,280.09**	(56,908.96)	**205.58**

Notes:
1. In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 132.7=US$1, the spot rate of Federal Reserve Bank in the U.S. on March 31, 2002.

2Q/FY02 in Review

Highlights of the Company's operating results and activities during 2Q/FY02 are as follows:

- **Posted positive net income for the second consecutive quarter**
- **Posted positive cash flows for the second consecutive quarter**
- **Began Virus Check Service and partnership with Network Associates Co., Ltd.**
- **Appointed Amane Horiuchi as CEO**
- **Removed Intranets K.K. as a consolidated subsidiary of the Company under Japan GAAP**

Posted positive net income for the second consecutive quarter

The Company achieved quarterly net income of JPY280 million in 2Q/FY02 mainly due to the positive effects of its "Business Revival Plan" commenced July 25, 2001. The Company posted quarterly net income of JPY572 million in 1Q/FY02 for the first time since its IPO. Continued effective cost control and resource management have helped the Company to achieve net income again in 2Q/FY02.

Posted positive cash flow for the second consecutive quarter
The Company generated positive cash flows in 2Q/FY02: JPY453 million (net cash provided by operating activities), JPY133 million (net cash provided by investing activities), JPY1.72 million (net cash used in/provided by financing activities), and JPY587 million (net increase in cash and cash equivalent).

Began Virus Check Service and partnership with Network Associates Co., Ltd
In January 2002, the Company began to offer Network Associates Inc.'s ("NAI") "Virus Check" applications to the Company's clients as an optional service as announced in the Company's press release of February 4, 2002. On March 4, 2002 the Company formalized the terms of its agreement with Network Associates Co., Ltd. ("NAC"), a Japanese subsidiary of NAI, to provide the following services:

Service Name	Pricing
"Virus Check One"	JPY 350 per account plus JPY 5,000 startup fee
"Virus Check 50"	JPY 11,000 per 50 accounts plus 10,000 startup fee

Based on information received from clients via its call center, the Company discovered a large number of its clients had been affected by computer viruses and required virus protection services. In January 2002, the Company responded to this perceived need by offering limited virus protection services to its clients while it further researched issues such as network load and compatibility with its DESKWING service. The Company formally began to offer the service in March 2002. The Company believes that the service helps to maintain the safety of its clients' internet traffic, lower clients' costs of procuring virus protection services and enhance the network security of its SME clients.

Appointment of Amane Horiuchi as CEO
On April 1, 2002, the Company's board of directors appointed Mr. Amane Horiuchi as its new President and Representative Director, effective on April 1, 2002. Under its former President and Representative Director, Mr. Shenqiu Liu, the Company had been implementing its restructuring pursuant to the "Business Revival Plan" announced in July 2001. The Company hopes that Mr. Horiuchi's extensive experience in computer system consulting will help it to develop new products and services, with the aim of moderating cancellations and increasing subscribers and profitability.

Removed Intranets K.K. ("IKK") as a consolidated subsidiary of the Company under Japan GAAP
On December 15, 2000, the Company made a JPY 600 million strategic equity investment (representing 47.1% of IKK's outstanding shares) in IKK and formed an alliance with IKK to provide it with the Company's paid e-mail and web-hosting services on an original equipment manufacturer basis with the intent of expanding its customer base by marketing to IKK's customers. After reviewing its overall group company strategy as outlined in its business revival plan of June 2001, the Company determined that in its current form, the alliance did not produce the positive synergistic value it had originally expected. As a result, the Company undertook steps to reduce its influence in IKK. As a result, IKK was no longer included as a consolidated subsidiary in the Company's consolidated financial results under Accounting Principles Generally Accepted in Japan (Japan GAAP) as of December 31, 2001. We currently own 22.8% of the outstanding shares of IKK after the completion in March 2002 of a share buyback and subsequent retirement of shares repurchased by IKK in connection with a capital reduction of IKK.

2Q /FY02 Financial Results

Revenues

In 2Q/FY02, total revenues were JPY735 million, down 56.4% from JPY1,684 million in 2Q/FY01 and 28.7% from JPY1,031 million in 1Q/FY02. The decrease in total revenues from 1Q/FY02 was attributable to a decline in the number of subscribers.

Costs of Revenues

Total cost of revenues decreased 80.4% to JPY164 million in 2Q/FY02 from JPY 837 million in 2Q/FY01, and decreased 7.9% from JPY178 million in 1Q/FY02. The decrease in cost of revenues from 1Q/FY02 is attributable to the decline in the number of subscribers.

Gross Profit

The Company recorded a gross profit of JPY572 million in 2Q/FY02, a 32.5% decrease from JPY847 million in 2Q/FY01 and a 32.9% decrease from JPY 853 million in 1Q/FY02. Gross profit margin for 2Q/FY02 was 77.8%, compared with 50.3% in 2Q/FY01 and 82.7 % in 1Q/FY02. The decrease in gross margin from 1Q/FY02 reflects the lower revenues due to declining subscribers.

Operating Expenses

Total operating expenses increased 64.2% to JPY336 million in 2Q/FY01 from JPY 939 million in 2Q/FY01, and increased 20.4% from JPY 279 million in 1Q/FY02.

Selling, general and administrative expenses (SG&A) decreased to JPY256 million in 2Q/FY02, down 56.2% from JPY 584 million in 2Q/FY01 and up 45.5% from JPY 176 million in 1Q/FY02.

Research and development (R&D) were JPY 14 million in 2Q/FY02, down 96.0% from JPY 353 million in 2Q/FY02, and down 22.2% from JPY 18 million in 1Q/FY02.

Income from Operations

The Company recorded income from operations of JPY235 million in 2Q/FY02 due to effective cost control and resource management. This figure compares with a loss from operation of JPY91 million in 2Q/FY01 and income from operations of JPY 574 million in 1Q/FY02.

Gain on Sale of Investment

As result of the completion in March 2002 of a share buyback and subsequent retirement of shares repurchased by IKK in connection with a capital reduction of IKK, the Company gained JPY33 million. The Company currently own 22.8% of the outstanding shares of IKK

Net Income

The Company recorded net income of JPY280 million in 2Q/FY02. This figure compares with net loss of JPY580 million in 2Q/FY01 and net income of JPY572 million in 1Q/FY02.

Status of DESKWING Subscribers

During 2Q 2002, the Company acquired a total of 196 new DESKWING subscribers, down 19.6% from 235 in 1Q FY02. Cancellations decreased mainly because intensified cancellations due to the termination of the discount campaign offering 50% discount for qualified customers were moderated, and because the Company has been enhancing its customer support. Cancellations during 2Q/FY02 were 4,908, down 36.7% from 7,759 in 1Q/FY02.

Table 1: Changes in Number of DESKWING Subscribers

	2Q FY02	1Q FY02	4Q FY01	3Q FY01	2Q FY01
New	**196**	235	597	865	321
Cancelled	**4,908**	7,759	4,651	6,648	9,691
Month-End Balance	**19,021**	23,733	31,257	35,310	41,093

Business Outlook

The Market

The Company's primary target customers are small and medium-sized enterprises ("SMEs"). The Company believes that there is a strong potential for future growth in demand by SMEs for the Company's services. According to *White Paper on Small and Medium Enterprises in Japan* (published in 2001), there are approximately 4.83 million SMEs in Japan, but approximately only 450,000 (9%) have registered domains (JNIC March 2002).

Overview

Since completing its restructuring in September 2001, the Company has continued a focus on cost controls, resource management and customer support. In order to increase revenues from its subscribers, moderate cancellations and attract new customers, the Company plans to offer a variety of high-quality products and services at reasonable prices. Partnerships may be used to help control costs associated with developing new products and services and to benefit from branding. Third party marketing arrangements may be used to help free up resources to be used to develop new products and services.

An example is the Company's partnership with Network Associates Co. Ltd. ("NAC"), the Japanese subsidiary of Network Associates, Inc ("NAI")., is the world's largest provider of virus protection applications, and NAC provides total network security and management solutions to Japanese users. The center of NAI's emergency virus response system is McAfee AVERT (Anti-Virus Emergency Response Team), the world's largest computer virus research institute. AVERT is capable of rapidly and accurately issuing alerts regarding dangerous viruses and DAT files. NAI's business unit, McAfee, is the world's most widely used virus detection application and has been highly appraised by expert virus research bodies. The arrangement between the Company and NAC has allowed the Company's users to use the Web Shield e500 Appliance, McAfee's gateway virus appliance. The Web Shield e500 Appliance offered by NAC has been modeled on award-winning software and high-performance hardware.

The Company also aims to develop effective marketing channels by working with third parties. The Company realizes that if it expands the size of its sales force in order to increase net subscribers, its profits may be affected due to high costs associated with maintaining a large sales force. Using third party marketing structures may enable the Company to allocate its resources to develop new products and services. Moreover, the Company's direct sales force focuses on moderating cancellations and re-approaching customers who used to be its subscribers. In the future, the Company may consider alliance, acquisition, or merger with other companies in order to improve profitability.

By implementing the strategies above, the Company aims to increase revenue and profitability stably so that the Company will be able to meet its corporate principle of maximizing shareholder value.

Company Information

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (service-mark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

Corporate Headquarters:

Crayfish Co., Ltd.
6F., WICS Bldg. 2-2-1 Ikebukuro Toshima-ku, Tokyo 171-0014 Japan
Tel: +81-3-5957-0644

Forward-looking Statements

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

Crayfish

CRAYFISH CO., LTD.
BALANCE SHEETS
(Unaudited)
As of March 31, 2002 and 2001 and September 30, 2001
(in thousands)

	March 31, 2002			March 31, 2001		September 30, 2001	
	US$ (Note3)	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	119,181	15,815,348	96.3	17,810,701	76.2	14,429,199	92.4
Time deposit in bank	1,507	200,000	1.1	182	0.0	200,000	1.3
Restricted cash	113	15,000	0.1	950,000	4.1	—	—
Accounts receivable, net of allowance for doubtful accounts	258	34,267	0.2	38,558	0.2	30,714	0.2
Accounts receivable due from a related party	—	—	—	252,129	1.1	—	—
Prepaid expenses and other current assets	597	79,157	0.5	184,599	0.8	383,335	2.5
Total current assets	121,656	16,143,772	98.2	19,236,169	82.4	15,043,248	96.4
Property and equipment, net	1,847	245,196	1.6	3,084,100	13.1	323,624	2.1
Investments in equity stock	0	1	0.0	827,000	3.5	33,250	0.2
Investments in an affiliate	—	—	—	—	—	127,374	0.8
Deposits	231	30,599	0.2	234,886	1.0	55,636	0.3
Other assets	6	763	0.0	3,308	0.0	26,530	0.2
Total assets	123,740	16,420,331	100.0	23,385,463	100.0	15,609,662	100.0
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Current portion of long-term debt	1	145	0.0	684,599	2.9	127	0.0
Accounts payable	479	63,624	0.4	556,185	2.4	174,369	1.1
Accounts payable due to a related party	56	7,439	0.0	77,558	0.3	6,964	0.0
Deferred initial contract fee	50	6,541	0.0	—	—	9,556	0.1
Accrued liabilities	842	111,797	0.8	283,452	1.2	41,625	0.3
Total current liabilities	1,428	189,546	1.2	1,601,794	6.8	232,641	1.5
Long-term debt	1	129	—	1,482,277	6.3	215	0.0
Total liabilities	1,429	189,675	1.2	3,084,071	13.1	232,856	1.5
Common stock	60,739	8,060,075	49.1	8,048,637	34.4	8,058,075	51.6
Additional paid-in capital	50,747	6,734,095	41.0	18,984,170	81.3	18,805,670	120.5
Legal reserve	—	—	—	180	0.0	180	0.0
Retained earnings, since October 1, 2001	10,825	1,436,486	8.7	—	—	—	—
Accumulated deficit	—	—	—	(6,684,017)	(28.6)	(11,487,119)	(73.6)
Deferred stock compensation	—	—	—	(47,578)	(0.2)	—	—
Total shareholders' equity	122,311	16,230,656	98.8	20,301,392	86.9	15,376,806	98.5
Total liabilities and shareholders' equity	123,740	16,420,331	100.0	23,385,463	100.0	15,609,662	100.0

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF OPERATIONS
(Unaudited)
For the Three Months Ended March 31, 2002 and 2001
(in thousands, except per share data)

	Three Months Ended				
	March 31, 2002			March 31, 2001	
	US$ (Note3)	JPY	% of Sales	JPY	% of Sales
Revenues	5,541	735,182	100.0	1,684,861	100.0
Cost of revenues	1,233	163,561	22.2	837,363	49.7
Gross profit	4,308	571,621	77.8	847,498	50.3
Operating expenses:					
Selling, general and administrative expenses	1,932	256,365		584,317	
Loss on termination of lease contracts	—	—		1,684	
Research and development	104	13,758		352,618	
(Gain) loss on sale or disposal of equipment, net	(2)	(296)		—	
Expenses related to litigation	53	6,945		—	
Expenses related to business restructuring	448	59,515		—	
Total operating expenses	2,535	336,287	45.7	938,619	55.7
Income (loss) from operations	1,773	235,334	32.1	(91,121)	(5.4)
Other income (expenses):					
Interest income (expenses), net	6	792		(11,463)	
Foreign exchange (loss) gain, net	(2)	(302)		10,809	
Gain on sale of investment	—	—		—	
Gain on redemption of investment in an affiliate, net	246	32,646		—	
Other income (expenses), net	95	12,592		(313,392)	
Income (loss) before provisions for income taxes	2,118	281,062	38.2	(405,167)	(24.0)
Provisions for income taxes	7	950		950	
Gain (loss) from continuing operations	2,111	280,112		(406,117)	(24.1)
Loss from operations of discontinued business segments	—	—		(174,696)	
Net income (loss)	2,111	280,112	38.1	(580,813)	(34.5)
Net income (loss) per share-basic	US$ 205.90	JPY 27,322.67		JPY (57,003.93)	
-diluted	205.58	27,280.09		(56,908.96)	
Shares used in per share calculation-basic		10,252		10,189	
-diluted		10,268		10,206	

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF OPERATIONS
(Unaudited)
For the Six Months Ended March 31, 2002 and 2001
(in thousands, except per share data)

	Six Months Ended				
	March 31, 2002			March 31, 2001	
	US$ (Note3)	JPY	% of Sales	JPY	% of Sales
Revenues	13,312	1,766,543	100.0	3,579,717	100.0
Cost of revenues	2,576	341,940	19.4	2,254,550	63.0
Gross profit	10,736	1,424,603	80.6	1,325,167	37.0
Operating expenses:					
Sales promotion expenses to a related party	—	—		780	
Selling, general and administrative expenses	3,261	432,644		1,151,901	
Loss on termination of lease contracts	—	—		3,501,684	
Research and development	238	31,564		753,212	
Loss on sale or disposal of equipment, net	444	58,948		—	
Expenses related to litigation	72	9,600		111,324	
Expenses related to business restructuring	624	82,817		—	
Total operating expenses	4,639	615,573	34.8	5,518,901	154.2
Income (loss) from operations	6,097	809,030	45.8	(4,193,734)	(117.2)
Other income (expense):					
Interest income (expense), net	13	1,668		(40,744)	
Foreign exchange (loss) gain, net	(14)	(1,900)		26,339	
Gain on sale of investment	75	9,975		—	
Gain on redemption of investment in an affiliate, net	245	32,646		—	
Other income (expense), net	18	2,330		(194,183)	
Income (loss) before provisions for income taxes	6,434	853,749	48.3	(4,402,322)	(123.0)
Provisions for income taxes	15	1,900		1,900	
Gain (loss) from continuing operations	6,419	851,849		(4,404,222)	(123.0)
Loss from operations of discontinued business segments	—	—		(361,398)	
Net income (loss)	6,419	851,849	48.2	(4,765,620)	(133.1)
Net income (loss) per share-basic	US$ 626.16	JPY 83,091.01		JPY (467,722.05)	
-diluted	625.18	82,961.53		(466,942.97)	
Shares used in per share calculation-basic		10,252		10,189	
-diluted		10,268		10,206	

Crayfish

CRAYFISH CO., LTD.
STATEMENTS OF CASH FLOWS
(Unaudited)
For the Six Months Ended March 31, 2002 and 2001
(in thousands)

	Six Months Ended		
	March 31, 2002		March 31, 2001
	US$ (Note3)	JPY	JPY
Cash flows from operating activities:			
Net income (loss)	$ 6,419	• 851,849	• (4,765,620)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of deferred compensation	—	—	36,021
Depreciation and amortization	375	49,815	476,559
Loss on sale or disposal of property	444	58,948	—
Gain from redemption of investment in an affiliate , net	(246)	(32,646)	—
Gain on sale of investments	(75)	(9,975)	—
Changes in operating assets and liabilities:			
Accounts receivable	(27)	(3,553)	(25,382)
Accounts receivable, a related party	—	—	(238,113)
Prepaid expenses and other current assets	2,292	304,178	102,285
Other assets	195	25,768	(483)
Accounts payable	(835)	(110,745)	289,021
Account payable due to a related party	4	475	47,192
Deferred initial contract fee	(23)	(3,015)	—
Accrued liabilities	530	70,172	102,295
Net cash provided by (used in) operating activities	9,053	1,201,271	(3,976,225)
Cash flows from investing activities:			
Time deposit in bank	—	—	(182)
Deposits	189	25,037	(2,199)
Proceeds from sale of investment	1,531	203,245	—
Proceeds from sale of property and equipment	8	1,050	—
Acquisition of property and equipment	(237)	(31,385)	(435,366)
Acquisition of investment in security	(0)	(1)	(795,100)
Net cash provided by (used in) investing activities	1,491	197,946	(1,232,847)
Cash flows from financing activities:			
Principal payments on capital leases	(1)	(68)	(988)
Proceeds from issuance of stock options exercised	15	2,000	3,750
Increase in restricted cash	(113)	(15,000)	—
Net cash (used in) provided by financing activities	(98)	(13,068)	2,762
Net increase (decrease) in cash and cash equivalents	10,446	1,386,149	(5,206,310)
Cash and cash equivalents at beginning of period	108,735	14,429,199	23,017,011
Cash and cash equivalents at end of period	$ 119,181	• 15,815,348	• 17,810,701

CRAYFISH CO., LTD.
Revised Statements of Cash Flows
(Unaudited)
(in thousands)

	Three Months Ended		
	December 31, 2001		December 31, 2000
	US$	JPY	JPY
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:			
Net income (loss)	$ 4,363	¥ 571,737	¥ (4,184,807)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of deferred compensation	—	—	34,344
Depreciation and amortization	332	43,508	218,670
Loss and disposal of equipment	452	59,244	—
Allowance for doubtful accounts	6	838	24,926
Gain on sale of investments	(76)	(9,975)	—
Changes in operating assets and liabilities:			
Accounts receivable	(309)	(40,554)	(205,098)
Prepaid expenses and other current assets	847	111,066	12,402
Accounts payable	(36)	(4,742)	172,991
Accrued liabilities	134	17,551	(18,107)
Other	—	—	30,123
Net cash provided by (used in) operating activities	5,713	748,673	(3,914,556)
Cash flows from investing activities:			
Time deposit in bank	(1,526)	(200,000)	—
Purchase of investments-subsidiary	—	—	(600,000)
Proceeds from sale of investment	330	43,225	—
Proceeds from sale of equipment	4	517	—
Acquisition of property and equipment	(77)	(9,973)	(208,955)
Deposits	237	31,012	500
Net cash provided by (used in) investing activities	(1,032)	(135,219)	(808,455)
Cash flows from financing activities:			
Principal payments on capital leases	0	(33)	(492)
Proceeds from issuance of stock options exercised	2	250	—
Increase in restricted cash	(114)	(15,000)	—
Net cash provided by (used in) financing activities	(112)	(14,783)	(492)
Net increase (decrease) in cash and cash equivalents	4,569	598,671	(4,723,503)
Cash and cash equivalents at beginning of period	111,639	14,629,199	23,017,011
Cash and cash equivalents at end of period	$ 116,208	¥ 15,227,870	¥ 18,293,508
Supplemental Cash Flows Information:			
Cash transactions:			
Cash paid for income taxes	$ 23	¥ 2,989	¥ 3,131
Cash paid for interest	0	6	359

Note: These revised statements of cash flows are prepared to make an correction of statements of cash flows released to the public dated February 4th, 2002. In the statements of cash flows released dated February 4th, 2002, Time deposit in bank of JPY200,000 thousand in the section of investing activities in this statements was presented as Other in the section of operating activities. As a result of this correction, net cash provided by operating activities is increased by JPY200,000 thousand and net cash provided by investing activities is decreased by JPY200,000 thousand.

NOTES TO THE FINANCIAL STATEMENTS

1. Business Organization and Restructuring

Nature of operations

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with email addresses with their own domain extensions (see Risk of business concentration in Note 2).

Discontinued operations and business restructuring

At a June 20, 2001, special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

2. *Summary of Significant Accounting Policies*

Basis of presentation

The Company maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.

Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

Financial instruments

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.

The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

Derivative financial instruments

Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain foreign currencies, mainly the U.S. dollar (US$), at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

The Company has not entered into any derivative contracts since August 2000 and as of March 31, 2002, the Company had no outstanding derivative contracts.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

Long-lived assets

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

Risks and uncertainties

Risk of business concentration:

As mentioned in "Nature of Operations" in Note 1, the Company previously had three main revenue generating businesses: The Deskwing hosting service, Other Hosting services, and System Development services.

Currently, the Company concentrates its resources on Deskwing and its related services and the Company's business is concentrated in the Deskwing hosting service.

Risk of cash concentration:

At March 31, 2002, the Company maintained ¥16,015 million in deposits with banks, which represented 97.5% of total assets of the Company, and included a ¥200 million time deposit. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to ¥10 million and related unpaid interest, for time deposits starting from April 2002 and for savings and checking starting from April, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue recognition

Deskwing hosting service:

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 18 months.

Stock-based compensation

As permitted by SFAS No. 123 "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Advertising and promotional costs

The Company expenses advertising and promotional costs as they are incurred.

Computation of earnings per share

Basic earnings (net loss) per share is computed by dividing net income (net loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to included the potentially dilutive effect of the outstanding stock options and warrants. When the Company incurs net loss, the options and warrants are not included in the computation of diluted net loss, as such options and warrants were antidilutive.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since the Company has been incorporated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the presentation of the second quarter ended March 31, 2002 and to present the information of segments discontinued during the forth quarter in the year ended September 30, 2001. These reclassifications have no effects on previously reported net loss and shareholders' equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at March 31, 2002, which was ¥132.7 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. The Elimination of Accumulated Deficits

At the regular shareholders' meeting held on December 20, 2001, shareholders approved, pursuant to the

Code, elimination of the accumulated deficit of ¥12,071,755 thousand ($101,248 thousand) as of September 30, 2001, as recorded in the statutory book of accounts, using ¥12,071,575 thousand ($101,246 thousand) of additional paid-in capital and ¥180 thousand ($2 thousand) of legal reserves. As a result, the entire deficit as of October 1, 2001 recorded in the statutory book was eliminated.

However, different accounting policies applied to the preparation of financial statements based on U.S. GAAP and Japan GAAP, mainly an accounting treatment for stock issuance cost, which is expensed as incurred under Japan GAAP and is deducted from additional paid-in capital under U.S. GAAP. As of September 30, 2001, the Company suffered accumulated deficit of ¥11,487,119 thousand under U.S. GAAP and after the entire deficit of ¥12,071,755 thousand recorded in the statutory book was eliminated, retained earnings of ¥584,636 thousand has been recognized under U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: May 20, 2002

By: Amane Horichi

Amane Horichi
President and Representative Director

TOKYO: 17446.13